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Exhibit (17) 1.

Stephen E. Williams
130 Marina Del Ray Court
Clearwater, Florida 33767

813 593-3029 Home
813 593-7661 Office
813 593-7662 Fax
813 580-7503 Cell

The Board of Directors						July 2, 1997
c/o Edwin B. Salmon, Jr. Chairman
Systems Communications, Inc.
4707 140th Ave. Nth Suite 107
Clearwater, FL  34672


Gentlemen:

Effective today, Friday, June 27th. I hereby submit my resignation as a member of the Board of Directors of Systems Communications, Inc. (SCI).

During the course of the last several months, there have been numerous communications with various Directors from creditors, shareholders and sitting management expressing with insistance that a change in the Board of Directors was essential to the survivability of SCI.

On June 18, 1997, a special meeting was held between members of management and
(3) three members of the Board of Directors of SCI, myself included, and (2) two major creditors/shareholders. The purpose of the meeting which was called by the management and creditor/shareholder representatives, was to put to vote a proposal that the Chairman of the Board of Directors immediately step down and subsequently a new Board of Directors slate be set forth for shareholder approval. Although a quorum of the attendees supported the motion for removal (my vote in support thereof), the motion was rebuked by the Chairman of the Board of Directors. Subsequently the next day, Thursday, June 20th. In a vote of no confidence all of the SCI corporate management and staff at the corporate headquarters in Clearwater, Florida tendered their resignations. This staff included the Chief Executive Officer, Chief Financial Officer, Controller, Staff Accountant and the In House Corporate Counsel.

I have expressed my disagreement at several meetings between management members and members of the Board of Directors concerning the efforts of certain members of the Board of Directors to micro manage the company, thereby interfering with the efforts of management to turn SCI into a profitable company. The role of the Board of Directors is to determine policy, set forth standards and measures, and monitor management's operating results. To my knowledge, the Board of Directors has not developed an operating plan, nor put new management in place for the purpose of turning SCI into a profitable company.

I believe that recent actions taken by certain members of the Board of Directors, without Board approval, are inconsistent with the duties of the Board of Directors as to their responsibility to the company's creditors and shareholders. Therefor and inconsideration of the facts set forth, I have resigned as a member of the Board of Directors of Systems Communications, Inc. SCI. I request that the points of concern that I express in this resignation letter be disclosed pursuant to Item (6)a of Form 8-K, the form required for current reports under the Securities and Exchange Act of 1934.
Item 6 of Form 8-K requires SCI to file a Form 8-K and to attach a copy of this letter as an exhibit to the Form 8-K.

Yours truly,


/s/ Stephen E. Williams

cc to All Board of Directors Members